SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of December, 2016

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding Capital Injection and Introduction of Investors into Sinopec Sichuan To East China Gas Pipeline Co., Ltd., made by China Petroleum & Chemical Corporation (the “Registrant”) on December 12, 2016.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

OVERSEAS REGULATORY ANNOUNCEMENT
CAPITAL INJECTION AND INTRODUCTION OF INVESTORS
INTO SINOPEC SICHUAN TO EAST CHINA GAS PIPELINE CO., LTD.

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

IMPORTANT NOTES:
●
The Capital Injection is proposed to be contributed by China Life and SDIC Communications in cash with an aggregate amount of RMB22.8 billion, to subscribe for 50% equity interest in the Pipeline Company. Upon completion of the Capital Injection, the registered capital of the Pipeline Company will increase from RMB100 million to RMB200 million. The Natural Gas Company, a wholly-owned subsidiary of Sinopec Corp., will hold 50% equity interest in the Pipeline Company, while China Life and SDIC Communications, in aggregate, will hold 50% equity interest in the Pipeline Company. The Pipeline Company will no longer be consolidated into the consolidated financial statements of Sinopec Corp.

●	The Capital Injection will not constitute a connected transaction.
●	The Capital Injection will not constitute a major asset restructure.
●	There is no material legal impediment to the implementation of the Capital Injection.
●	The change in industrial and commercial registration in respect of the Capital Injection has not been proceeded.

I. OVERVIEW OF THE CAPITAL INJECTION

(I) Basic Information about the Capital Injection

SINOPEC Natural Gas Co., Ltd. (the “Natural Gas Company”), a wholly-owned subsidiary of China Petroleum & Chemical Corporation ( “Sinopec Corp.” or the “Company”), entered into the Capital Injection Agreement in relation to Sinopec Sichuan to East China Gas Pipeline Co., Ltd. (the “Capital Injection Agreement”) with China Life Insurance Company Limited (“China Life”) and SDIC Communications Holding Co., Ltd. (“SDIC Communications”, each an “Investor” or collectively, the “Investors”) on 12 December 2016. According to the provisions of the Capital Injection Agreement, the Investors propose to subscribe for 50% equity interest in Sinopec Sichuan to East China Gas Pipeline Co., Ltd. (the “Pipeline Company”), a wholly-owned subsidiary of the Natural Gas Company, in cash with an aggregate amount of RMB22.8 billion (the “Capital Injection”). Upon completion of the Capital Injection, the registered capital of the Pipeline Company will increase from RMB100 million to RMB200 million. The Natural Gas Company will hold 50% equity interest in the Pipeline Company, while China Life and SDIC Communications will hold 43.86% and 6.14% equity interest in the Pipeline Company, respectively. The Pipeline Company will no longer be consolidated into the consolidated financial statements of Sinopec Corp.

(II) Review of the Capital Injection and Approval Procedures to be Performed for the Capital Injection

The Natural Gas Company, as the shareholder of the Pipeline Company, has resolved and approved the Capital Injection on 9 December 2016.

At the Seventh Meeting of the Sixth Session of the Board of Sinopec Corp. convened on 2 August 2016, all the directors of the Company have unanimously approved the proposal to introduce capital to invest in Sichuan-to-East China gas pipeline project (the “Sichuan-to-East China Gas Pipeline Project”), agreed to take the Pipeline Company as a platform for public injection of capital and authorised Mr. Wang Zhigang, a director of the Company, or any other person duly authorised by Mr. Wang Zhigang, to take the following actions in relation to the public injection of capital, including but not limited to determining the investors, their percentages of shareholdings and the terms and conditions of the capital injection plan and organising the implementation of the capital injection plan according to subscription and market conditions; signing the relevant transaction documents and other relevant documents, and attending to the relevant procedures. For details, please refer to the “Announcement on Resolutions of the Seventh Meeting of the Sixth Session of the Board of Directors published by Sinopec Corp. on the website of the The Stock Exchange of Hong Kong Limited (www.hkexnews.com.hk) on 2 August 2016.

The Capital Injection is not subject to approval by the shareholders’ general meeting of Sinopec Corp. As of the date of this announcement, the Pipeline Company is not required to obtain approval from the relevant government authority of the People’s Republic of China (the “PRC”) for the Capital Injection.

II. BASIC INFORMATION OF INVESTORS AND SUBSCRIPTION FOR THE CAPITAL INJECTION

The basic information of each of the Investors and their subscriptions for the Capital Injection are set out below:

(I) Basic Information of Investors

According to the relevant information and representations provided by the Investors (each Investor has warranted the authenticity, accuracy and completeness of such information), the basic information of both Investors is set out below:

1. China Life

China Life is a joint stock limited liability company established according to the PRC laws, with both of its registered address and principal place of business located at No. 16 Financial Street, Xicheng District, Beijing. Its legal representative is Yang Mingsheng, and its registered capital is RMB28.265 billion. It is principally engaged in personal insurance businesses, including life insurance, health insurance and accident insurance businesses; re-insurance relating to personal insurance businesses; capital operation business permitted by PRC laws and regulations or approved by the PRC State Council; various types of personal insurance services, consulting and agency businesses; sales of securities investment funds; and other businesses as approved by the insurance regulatory authority of the PRC.

The controlling shareholder of China Life is China Life Insurance (Group) Company, its de facto controller is the Ministry of Finance of the PRC.

From 2014 to 2015, gross written premiums of China Life stabilised at RMB300 billion or above. For the period of the first three quarters in 2016, China Life realised gross written premiums of RMB368.078 billion. As of the end of 2015, China Life had total assets of approximately RMB2,448.315 billion and net assets (attributable to equity shareholders of the parent company) of approximately RMB322.492 billion. In 2015, it recorded operating revenue of approximately RMB511.367 billion and net profit (attributable to equity shareholders of the parent company) of approximately RMB34.699 billion.

China Life currently holds 2.8% equity interest in and appointed a company supervisor to Sinopec Marketing Co., Ltd., a subsidiary of Sinopec Corp. Save as disclosed above, China Life does not have any material relationship with Sinopec Corp. in respect of property rights, business, assets, credits and debts or personnel.

2. SDIC Communications

SDIC Communications is a limited liability company established according to the PRC laws. Its registered address is located at No. 1 Huayan Beili, Chaoyang District, Beijing and its principal place of business is located at No. 147 Xizhimen Nanxiao Street, Xicheng District, Beijing. Its legal representative is Wang Yijun, and its registered capital is RMB2 billion. It is principally engaged in investment in highway (including bridges and culverts and stations), port and related auxiliary projects and their cross-cutting and comprehensive utilisation projects; general contracting, technical transformation and management of the above projects; wholesale of metal materials, building materials, chemical and light industry materials (excluding dangerous chemicals), mechanical and electrical equipment, automobile and auto parts, hardware and electrical equipment, wood, computer hardware and software, communications equipment, cultural and office supplies; leasing of self-owned equipment; and the business-related technical consulting, technology development, technology transfer and economic information consulting services.

SDIC Communications is a wholly-owned subsidiary of the State Development and Investment Corporation. Its de facto controller is the State-owned Assets Supervision and Administration Commission of the State Council.

As of the end of 2015, SDIC Communications had equity participation or controlling interest in about 20 ports and more than 3,500 kilometers of trunk railways. SDIC Communications had total assets of approximately RMB25.932 billion and net assets (attributable to shareholders of the parent company) of approximately RMB7.295 billion. In 2015, it recorded operating revenue of approximately RMB3.143 billion and net profit (attributable to shareholders of the parent company) of approximately RMB198 million.

SDIC Communications does not have any material relationship with Sinopec Corp. in respect of property rights, business, assets, credits and debts or personnel.

(II) Subscription for Capital Injection

Pursuant to the provisions of the Capital Injection Agreement, China Life and SDIC Communications proposed to subscribe for an aggregate of 50% of the equity interest in the Pipeline Company with RMB 20 billion and RMB 2.8 billion in cash, respectively. Upon completion of the Capital Injection, the registered capital of the Pipeline Company will be increased from RMB100 million to RMB200 million. The Natural Gas Company, China Life and SDIC Communications will hold 50%, 43.86% and 6.14% of the equity interest in the Pipeline Company, respectively.

The proceeds received from the Capital Injection are intended to be used (i) to continue the construction of natural gas pipelines including capacity expansion project and gas storage facilities for Sichuan-to-East China Gas Pipeline Project; and (ii) as general working capital and to repay debts to improve the capital structure.

III. INFORMATION ON THE CAPITAL INJECTION

(I) Basic information on Pipeline Company

The Pipeline Company was established on 21 June 2016 with registered capital of RMB100 million. Currently, it is a wholly-owned subsidiary of the Natural Gas Company. Its registered address located at 1-5/F, the Wuhan Control Center of the Sichuan-to-East China Gas Pipeline Project, No. 126 Guanggu Avenue, Donghu New Technology Development Zone, Wuhan City. The Pipeline Company is principally engaged in the construction and operation of natural gas pipelines and auxiliary facilities as well as technology development, technical consultancy and technical services of natural gas storage and transportation.

According to the demand for business development, Sinopec Corp. restructured the relevant assets and businesses of the Sichuan-to-East China Gas Pipeline Project in June 2016, whereby the Pipeline Company undertook relevant assets and businesses of the Sichuan-to-East China Gas Pipeline Project. Currently, the Pipeline Company is the de facto operating entity of the Sichuan-to-East China Gas Pipeline Project.

The Sichuan-to-East China Gas Pipeline Project has a designed transportation capacity of 12 billion cubic meters per year and commenced construction in late August 2007, and achieved all-line connection and commenced operation in 2009. With a total length of 2,229 kilometers, the pipeline includes one trunk line, one special line and five branch lines and covers 6 provinces and 2 directly administered municipalities, namely Sichuan, Chongqing, Hubei, Jiangxi, Anhui, Jiangsu, Zhejiang and Shanghai.

According to the Pro Forma Financial Statement and Audit Report of the Sichuan-to-East China Gas Pipeline Project of China Petroleum & Chemical Corporation for the six months ended 30 June 2016 and for the years of 2015 and 2014 (the “Audit Report”) issued by PricewaterhouseCoopers Zhong Tian LLP ( “PricewaterhouseCoopers”), which has securities and futures related business qualifications, as of 30 June 2016, the Pipeline Company had total assets of approximately RMB19.633 billion, total liabilities of approximately RMB17.798 billion and net assets of RMB1.835 billion. In the first half of 2016, the operating revenue of the Pipeline Company was approximately RMB2.612 billion and net profit was approximately RMB1.169 billion.

(II) Pricing of the Capital Injection and Analysis on its Fairness and Reasonableness

The Capital Injection was implemented based on the principles of impartiality, fairness,

openness and transparency. The Company conducted public solicitation of investors on the equity exchange, through multiple rounds of evaluation and competitive negotiations, allowing potential investors to value the Pipeline Company independently and to submit binding offers.

Sinopec Corp. has established an evaluation committee which consisted of experts (“Evaluation Committee”). The Evaluation Committee conducted comprehensive evaluations on the offers submitted by potential investors, and selected the entrants into the next stage of competitive negotiation. After completion of competitive negotiations, the Evaluation Committee conducted a further evaluation on the entrants and selected the final investors. The most important deciding factor during the selection process of the Evaluation Committee is the pricing of the capital injection, followed by the level of recognition of the investment terms and the proposed subscription percentage. In addition, the Evaluation Committee also comprehensively considered factors such as internal and external approval decision-making efficiency and capital operation experiences. Sinopec Corp. has confirmed the list of final investors after evaluation by the Evaluation Committee.

The aggregate amount of Capital Injection is set at a premium of more than 20% above the book value of the Pipeline Company. The added value is mainly due to the comprehensive advantages of the Pipeline Company such as its resources, geographical locations, markets, management and branding, which can provide not only stable return, but also broad prospects of business development. The Investors agree with the future development plan and broad development prospect of the Pipeline Company, and are willing to actively participate in the business operation of the Pipeline Company to realise mutual benefits and win-win situation through the Capital Injection.

IV. MAJOR TERMS AND THE PERFORMANCE ARRANGEMENT OF THE CAPITAL INJECTION AGREEMENT

(1) Major Terms of the Capital Injection Agreement

On 12 December 2016, the Natural Gas Company and Investors entered into the Capital Injection Agreement, which has become valid and effective on the date when the agreement is duly signed. Its major terms are as follows:

1. The Investors agree to subscribe for the increase in registered capital of the Pipeline Company by cash in an aggregate amount of RMB22.8 billion (the “Full Payment of the Capital Injection”) pursuant to the terms and conditions of the Capital Injection Agreement. Unless otherwise agreed by the Natural Gas Company and the Investors, the completion date of the Capital Injection (the “Completion Date”) will take place within 10 business days after the Capital Injection Agreement takes effect. Each Investor shall pay its Capital Injection amount (excluding deposit) in full in Renminbi to the designated account of the Pipeline Company and deliver other relevant documents as agreed in the Capital Injection Agreement to the Natural Gas Company on the Completion Date. The Natural Gas Company and Pipeline Company shall deliver the relevant documents as agreed in the Capital Injection Agreement to each Investor on the Completion Date (the “Completion”). The Completion Date will be determined by the Pipeline Company and inform the Investors by written notice.

2. The Pipeline Company shall deliver to each investor (i) a capital contribution certificate recording the capital contribution subscribed and paid in full by the Investor during the Capital Injection; and (ii) a copy of the register of members in which each of the Investors has been registered as a shareholder with the subscribed and fully paid amount of registered capital of the Pipeline Company ,and its respective shareholding, within five business days from the date of receiving the Full Payment of the Capital Injection and in any event shall not be later than the termination date as agreed in the Capital Injection Agreement.

3. The Pipeline Company shall submit the application documents for the change of business registration regarding the Capital Injection to the relevant administration for industry and commerce within five business days from the date when all the required documents are ready for business registration after receiving the Full Payment of the Capital Injection.

4. If any investor fails to pay its Capital Injection amount in full to the Pipeline Company on the Completion Date after receiving a written notice of Completion from Pipeline Company, the Natural Gas Company shall be entitled to require such Investor to pay liquidated damages. The amount of the liquidated damage shall be the higher of the following: (i) the deposit paid by such Investor on submission of investment application to the China Beijing Equity Exchange; or (ii) a default sum calculated at a daily rate of 0.05% of the outstanding balance of such Investor's Capital Injection amount for each day of default until the actual payment date of its Capital Injection amount or the termination date of the Capital Injection Agreement.

5. If the Pipeline Company fails to deliver the capital contribution certificate and the copy of register of members to any Investor or fails to apply for the business registration by the deadline as agreed in the Capital Injection Agreement, any Investor shall be entitled to require the Natural Gas Company to pay liquidated damages equivalent to a sum calculated at a daily rate of 0.05% of the amount of capital injection already paid by such Investor for each day of default.

6. Termination right of Investor: under the following two circumstances, the Investor shall be entitled to terminate the rights and obligations of the Natural Gas Company under the Capital Injection Agreement: (i) the Natural Gas Company has breached its representations, warranties, undertakings or agreements made in the Capital Injection Agreement, as a result the conditions to the Completion cannot be fulfilled, and such breach cannot be rectified or remedied prior to the termination date as agreed under the Capital Injection Agreement or has not been rectified or remedied within five business days after any Investor issued a written notice to Pipeline Company in this regard; or (ii) all the conditions to the Completion have been fulfilled and the Investors have made the Full Payment of the Capital Injection, but the Pipeline Company fails to deliver the capital contribution certificate and the register of members to the Investors, and fails to change the business registration as agreed in a timely manner.

7. Termination right of the Natural Gas Company: under the following two circumstances, the Natural Gas Company shall be entitled to terminate the rights and obligations of relevant Investor under the Capital Injection Agreement: (i) such Investor has breached its representations, warranties, undertakings or agreements made in the Capital Injection Agreement, as a result the conditions to the Completion cannot be fulfilled, and such breach cannot be rectified or remedied prior to the termination date as agreed under the Capital Injection Agreement or has not been rectified or remedied within five business days after the Natural Gas Company issued a written notice to the Investors in this regard; or (ii) After the Natural Gas Company has issued a notice of Completion to such Investor and all the conditions to the Completion have been fulfilled, such Investor fails to pay its Capital Injection amount as agreed and has not paid its amount of the Capital Injection within five business days after the Completion Date.

8. Upon the completion of the Capital Injection, the board of directors of the Pipeline Company will comprise six directors, of which the Natural Gas Company shall be entitled to appoint three directors, China Life shall be entitled to appoint two directors and SDIC Communications shall be entitled to appoint one director. The Chairman shall be a director appointed by Natural Gas Company and the Vice Chairman shall be a director appointed by China Life. The Pipeline Company will give priority to employ existing senior management and operation management personnel subject to the same conditions and benefits offered under the current production and operations situation. The senior management members of the Pipeline Company include one general manager, several deputy general managers and other senior management appointed by the board of directors from time to time.

9. Lock-up of the subscribed shareholdings: No party may, directly or indirectly, sell, grant as gift or pledge its equity interest in the Pipeline Company to anyone or create encumbrance on such equity interest without prior written consent from other parties within one year from the date when such party is registered as a shareholder on the register of members of the Pipeline Company (the “Lock-up Period”). After the Lock-up Period, for any transfer of equity interest in the Pipeline Company by one party to its associated companies (unless otherwise specified in this announcement, associated companies shall have the meaning as defined in the Capital Injection Agreement), each of the other parties shall be deemed to have agreed on such transfer and have waived its first right of refusal in respect of such transfer. However, in any event, any Investor shall not, directly or indirectly, transfer its equity interest in the Pipeline Company to major competitors (or the major competitors' connected companies) of the Pipeline Company without a prior written consent from the Natural Gas Company.

10. Unless otherwise provided in the Capital Injection Agreement, one party (the “Indemnifying Party”) shall indemnify each of the other parties (the “Indemnified Parties”) for any loss, damage and reasonable fees and expenses as a result of (i) breach of any representations and warranties made under the Capital Injection Agreement by the Indemnifying Party; or (ii) a breach of any undertaking or agreement under the Capital Injection Agreement by the Indemnifying Party.

(II) Performance Ability of Investors

To ensure Investors are able to perform the relevant obligations such as payment of capital injection amount under the Capital Injection Agreement, the Capital Injection has the following arrangements:

1. Before entering into the Capital Injection Agreement, the Natural Gas Company has received the legal opinions issued by the legal advisors engaged by each Investor, the terms of which have been accepted by the Natural Gas Company.

2. Pursuant to the trading rules of China Beijing Equity Exchange and the trading announcement published by the Natural Gas Company on China Beijing Equity Exchange regarding the Capital Injection, all prospective Investors are required to pay RMB10 million as cash deposit at the time of submission of investment application. The above-mentioned cash deposit shall be forfeited if such Investor has failed to pay its outstanding balance of the Capital Injection amount other than the cash deposit. The cash deposit currently has been paid in full by the Investors to the deposit account designated by the Natural Gas Company.

3. If any investor fails to pay its Capital Injection amount in full to the Pipeline Company on the Completion Date after receipt of the written notice of Completion issued by the Pipeline Company, the Natural Gas Company shall be entitled to require such Investor to pay liquidated damages. The amount of the liquidated damage shall be the higher of the following: (i) the deposit paid by such Investor on submission of investment application to the China Beijing Equity Exchange; or (ii) a default sum calculated at a daily rate of 0.05% of the outstanding balance of such Investor's Capital Injection amount for each day of default until the actual payment date of its Capital Injection amount or the termination date of the Capital Injection Agreement.

V. Other Arrangements

Pursuant to the restructuring agreement and debt arrangement agreement (the "Debt Arrangement Agreement") entered into among Sinopec Corp., the Natural Gas Company and the Pipeline Company on 2 August 2016 and the Audit Report issued by PricewaterhouseCoopers, as of 30 June 2016, the aggregate long-term payables and other payables owed by the Pipeline Company to Sinopec Corp. amounted to approximately RMB 17.061 billion. The Pipeline Company undertook to repay the above indebtedness to Sinopec Corp. according to the Debt Arrangement Agreement in a timely manner and to compensate Sinopec Corp. for its expenses (if any) incurred for obtaining the above funds since 1 July 2016. The above long-term payables and other payables are subject to an extension upon expiry of the repayment term as agreed under the Debt Arrangement Agreement, and the interest rate for the extended period shall be determined separately by aforesaid parties.

Sinopec Sichuan to East China Gas Pipeline Branch Company of Sinopec Corp. (the “Pipeline Branch Company”) has entered into a series of contracts such as service contracts, property leasing contracts and logistics service contracts with subsidiaries and branches of Sinopec Corp. and other relevant entities in respect of the Sichuan-to-East China Gas Pipeline Project (the "Previous Agreements"). After the injection of all the assets and liabilities of Sichuan-to-East China Gas Pipeline Project into the Pipeline Company, the Pipeline Company, the Pipeline Branch Company and other relevant contracting parties have entered into a series of supplementary agreements, pursuant to which the Pipeline Company will assume the rights and obligations of the Pipeline Branch Company under the Previous Agreements, including but not limited to Supplementary Agreement to Utilities Supplies Service Contract, Supplementary Agreement to Emergency Maintenance and Repair Service Contract, Supplementary Agreement to Supplies Entrustment and Logistics Service Agreement, Supplementary Agreement to Warehousing Cooperation Contract, Supplementary Agreement to 2016 Dazhou Base Property Leasing Contract and Supplementary Agreement to 2016 Dazhou Base of Sichuan-Chongqing Administrative Office Logistics Service Contract.

In addition, the Pipeline Company, as the carrier, has entered into the Natural Gas Transportation Framework Agreement or Natural Gas Transportation Agreement with the subsidiaries and branches of Sinopec Corp., to provide natural gas transportation services to the subsidiaries and branches of Sinopec Corp.

The completion of the Capital Injection will not give rise to new connected transactions of Sinopec Corp. or competition between Sinopec Corp. and the Investors.

VI. Purpose of the Capital Injection and its Impact on Sinopec Corp.

By fully capitalising on the comprehensive advantages of the Pipeline Company, such as its resources, geographical locations, markets, management and branding, corporate value will be further identified and enhanced. Raising funds for future development of the Sichuan-to-East China Gas Pipeline Project through the injection of external capital will promote the development of the natural gas business of Sinopec Corp. By introducing external investors, the corporate governance structure will be further improved and the market-oriented reforms will be promoted to facilitate sustainable and steady development of Sinopec Corp.

Sinopec Corp. will fulfill its subsequent information disclosure obligations regarding material progress of the Capital Injection in a timely manner in accordance with the relevant regulatory requirements.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC
12 December 2016

As of the date of this announcement, directors of Sinopec Corp. are: Wang Yupu*, Dai Houliang# , Wang Zhigang# , Zhang Haichao# , Jiao Fangzheng# , Ma Yongsheng# , Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng

Name:	Huang Wensheng

Title:	Vice President and Secretary to the Board of Directors

Date: December 13, 2016